1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 12, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC July 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Aug 12, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for July 2019: On a consolidated basis, revenues for July 2019 were approximately NT$84.76 billion, an decrease of 1.3 percent from June 2019 and an increase of 14.0 percent from July 2018. Revenues for January through July 2019 totaled NT$544.46 billion, a decrease of 2.0 percent compared to the same period in 2018.

TSMC July Revenue Report (Consolidated):

(Unit:NT$ million)

Period	July 2019	June 2019	M-o-M Increase (Decrease) %	July 2018	Y-o-Y Increase (Decrease) %	January to July 2019	January to July 2018	Y-o-Y Increase (Decrease) %
Net Revenues	84,758	85,868	(1.3)	74,371	14.0	544,461	555,726	(2.0)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of July 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
July	Net sales	84,757,724	74,370,924
Jan. - July	Net sales	544,460,668	555,726,406

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	56,503,877	25,245,224
TSMC Global**	402,224,355	31,084,000

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
**	The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	435,711,406	2,586,602

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	71,043,057
	Mark to Market Profit/Loss	(68,339)
	Unrealized Profit/Loss	(87,778)
Expired Contracts	Notional Amount	287,345,081
	Realized Profit/Loss	161,483
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,267,020
	Mark to Market Profit/Loss	(8,334)
	Unrealized Profit/Loss	(33,597)
Expired Contracts	Notional Amount	74,050,270
	Realized Profit/Loss	(2,686)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	496,458
	Mark to Market Profit/Loss	(241)
	Unrealized Profit/Loss	(606)
Expired Contracts	Notional Amount	1,818,231
	Realized Profit/Loss	(8,734)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	868,569
	Mark to Market Profit/Loss	(1,620)
	Unrealized Profit/Loss	3,417
Expired Contracts	Notional Amount	23,400,401
	Realized Profit/Loss	6,395
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,945,149
	Mark to Market Profit/Loss	(2,610)
	Unrealized Profit/Loss	(28,611)
Expired Contracts	Notional Amount	14,680,981
	Realized Profit/Loss	17,509
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(39,602)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	4,643,950
	Mark to Market Profit/Loss	(5,717)
	Unrealized Profit/Loss	149,076
Expired Contracts	Notional Amount	26,356,124
	Realized Profit/Loss	(296,486)
Equity price linked product (Y/N)		N